PacWest Bancorp

May 28, 2009

Ms. Hugh West, Accounting Branch Chief

Mr. Marc D. Thomas, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street N.E.

Washington, D.C.  20549

Re:	PacWest Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)
File No. 0-30747

Dear Messrs. West and Thomas:

On May 1, 2009, we sent to you our response to the SEC’s comment letter of April 6, 2009.  In this letter we seek to provide additional clarifying information with respect to two items in our response.

A.  The SEC’s comment number 1 and our response thereto addressed Non-GAAP disclosures.  In the Company’s Form 10-Q for the quarter ended March 31, 2009, we made a disclosure of the Company’s and the Bank’s tangible common equity ratios under the section titled “Regulatory Matters” on page 38 of the Form 10-Q.  Our future earnings releases and filings will treat any disclosures of tangible common equity as Non-GAAP disclosures.

B.  The SEC’s comment number 3 and our response thereto addressed a commercial nonaccrual loan whose borrower filed Chapter 11 bankruptcy in October 2008.  We believe we had at December 31, 2008, sufficient collateral based on the facts and circumstances known to us.  We continue to monitor this loan on a regular basis.

* * * * *

In connection with our above response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please contact me at (310) 728-1021.

Very truly yours,

/s/ Victor R. Santoro

Victor R. Santoro
Executive Vice President and
Chief Financial Officer